August 21, 2018

William D. Moss
President and Chief Executive Officer
Two River Bancorp
766 Shrewsbury Avenue
Tinton Falls, NJ 07724

       Re: Two River Bancorp
           Registration Statement on Form S-3
           Filed August 15, 2018
           File No. 333-226855

Dear Mr. Moss:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services